SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	000-33491
CUSIP NUMBER	12513C 10 8

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: December 31, 2006

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	CDSS Wind Down Inc. Citadel Security Software Inc. Two Lincoln Centre, 5420 LBJ Freeway, Suite 1600 Dallas, Texas 75240

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2006 on a timely basis, without unreasonable effort or expense, because management needs additional time to finalize its review of the Company's financial statements in light of the impact of the Company's December 2006 sale of substantially all of its assets to McAfee, Inc. on its financial statements. The Company expects to be able to file within the additional time allowed by this report.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Steven B. Solomon	214	750-2454

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Following the sale of substantially all of our assets to McAfee, Inc. and its subsidiary (the & #147;Asset Sale& #148;), we will not generate any revenues from sales of products or services in the future. We have ceased all sales and marketing efforts related to the sales of products and services, and therefore, will not incur costs of revenues in the future. Following the Asset Sale, substantially all of our employees (other than our CEO, CFO (who resigned effective April 2, 2007 following the Asset Sale) and two additional employees) were offered employment with McAfee or terminated their employment with CDSS. As a result, we will no longer incur software development expense or sales and marketing expenses. Our general and administrative expense will decrease substantially due to a reduction in personnel and a decrease in activity due to the wind down of CDSS. Revenues for the period from January 1, 2006 to December 4, 2006 (after which we adopted the liquidation basis of accounting) are expected to be $12,191,853, representing an increase of $1,904,758, or 19%, from revenues of $10,287,095 for the year ended December 31, 2005. Cost of revenue for the 2006 period is expected to be $4,067,505, compared with $4,666,703 in 2005. Operating expenses which include selling, general and administrative expenses, a $1,250,000 litigation settlement and $6,306,535 for officer severance and bonus payments for the 2006 period is expected to be $26,837,014, representing an increase of $3,058,415 or 13% from $23,778,599 for 2005. After the gain related to the Asset Sale of $55,546,329, our net income is expected to be $34,525,408 for the 2006 period compared with a net loss of $18,562,879 for the 2005 fiscal period.

CDSS Wind Down Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 02, 2007	By:	/s/ Steven B. Solomon Steven B. Solomon Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).